Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

August 5, 2013

VIA EDGAR

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          UA Granite Corporation (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed August 5, 2013
File No. 333-188477

Dear Ms. Long:

We respectfully hereby submit the information in this letter, on behalf of our client, UA Granite Corporation, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 15, 2013.  Amendment No. 1 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on August 5, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

General

1. Notwithstanding your assertion on page 16 that you are not a blank check company, disclosures indicate that you are a development stage company with limited operating activities, no revenues, no orders from customers to purchase your products, no arrangements for additional financing, and a going concern opinion from your independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering.

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
August 5, 2013

Company response:  The Company is not a “blank check company.”  Rule 419, promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”), states, in relevant part, that:

. . . the term “blank check company” shall mean a company that:
•
Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

•	Is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934. . . .

See also Securities Act § 7(b)(3).  By its terms, “Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. – e.g. to develop and market software programs . . . .”  Harold S. Bloomenthal, Securities Law Handbook vol. 1 457 (2001).
In several places of the Company’s Form S-1, filed December 10, 2010, the Company states it’s specific business plan.  For example, on page 16, the Company states:

We are in the early stages of developing our plan to distribute granite products in the Unite States in forms including but not limited to countertops, chopped (or split) stone blocks, stone blocks with an absolute sawn finish and with chopped-sawn (split and sawn) finish for road surface, kerbstones (border stones), stairs and paving tiles with different kinds of surfaces (chopped, sawn, polished and flamed), decorative tiles with surface like “Rock” and many other kinds of products made from natural granite of Ukrainian deposits.  If our business is initially successful in the United States, then we will focus on other markets.

Further details of the Company’s business plan continue through the beginning of page 19.  The Company also discloses parts of its business plan, such as its Plan of Operation, in its Management’s Discussion and Analysis of Financial Condition and Plan of Operation on page 21 and 22 of its Form S-1.  Therefore, the Company has a business plan.

The Company hereby confirms that it has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Because the Company (i) has a business plan to develop and market an Internet telephony business based on software being developed by the Company and (ii) has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, it is not a blank check company within the meaning of Rule 419.  The Company’s factual situation, therefore, squarely fits within the interpretation of Bloomenthal as to what is not a blank check company: “Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. – e.g. to develop and market software programs . . . .”

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
August 5, 2013

2. Advise us of all other registration statements of companies for which your sole officer and director may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Company response:  Myroslav Tsapaliuk, the Company’s sole officer and director has confirmed to the Company that prior to the filing of the Company’s From S-1, Mr. Tsapaliuk has never acted as a promoter or has a controlling interest  in a company which filed a registration statement with the Commission.

Prospectus’ Outside Front Cover Page

3. Please revise your disclosure to state that you are currently a shell company. We note your “Rule 144” disclosure on page 14 where you state that you are considered to be a shell company.

Company response:  The Company has added shell company disclosure on the Prospectus cover page, and pages 3, 6 and 15.

4. Please revise your disclosure to include the anticipated net proceeds from the offering on an aggregate basis. You may wish to show this information assuming the sale of 25%, 50%, 75%, and 100% of the shares that you are offering. Refer to Item 501(b)(3) of Regulation S-K.

Company response:  The Company has added a chart to the Prospectus cover page disclosing net proceeds to the company in response to this comment.

Our Company, page 2

5. At the end of the third paragraph, you disclose that you have “commercial granite products available, but do not expect to be selling [them] until approximately 12 months following the completion of this offering.” If this disclosure relates to the supply and sale of granite products agreement with LLC Ukr Stone filed as Exhibit 10.1 to the registration statement, please revise your disclosure to indicate that your product availability is derived from your supply agreement with LLC Ukr Stone.

Company response:  The Company has added the following disclosure to page 2:  “Our product availability is derived from our supply agreement with LLC Ukr Stone, a third-party granite supplier.”

6. Please disclose the minimum level of funding required to conduct your business over the next 12 months and the resulting consequences if you are unable to obtain this level of financing.

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
August 5, 2013

Company response:  The Company has added the following disclosure to page 2:  “To implement our plan of operations we require a minimum funding of $100,000 for the next twelve months.  In the event we do not raise sufficient capital to implement its planned operations, your entire investment could be lost.”

The Offering, page 4

7. It seems that the number of shares outstanding after the offering would be 7,500,000 rather than 2,648,333. Please revise your disclosure accordingly.

Company response:  On page 4, the Company has changed “2,648,333” to “7,500,000.”

Because our auditors have issued a going concern opinion…, page 5

8. Disclosure that you will require a minimum funding of $25,000 for the next 12 months to implement your plan of operation is inconsistent with disclosure on page 16 and elsewhere stating that you will require a minimum funding of $100,000 for the next 12 months to implement your plan of operations. Please reconcile these disclosures. If it is true that you will require a minimum funding of $100,000 which is the maximum amount you can raise in this offering, please include appropriate risk factor disclosure alerting investors that if you fail to raise the maximum amount, all of their investment will be lost.

Company response:  The Company has added the following risk factor to page 5:

The Company may not raise the $100,000 needed to implement its plan of operation and your entire investment could be lost.

The Company is making its offering of 650,330 shares of common stock on a best-efforts basis in an attempt to raise $100,000 to implement its plan of operation and there is no minimum amount of proceeds the Company may receive. In the event the company does not raise $100,000 to implement its plan of operations, your entire investment will be lost.

We intend to become subject to the periodic reporting requirements of the Securities Exchange Act of 1934…, page 6

9. At the end of the first paragraph on page 7 you state, among other things, that you would continue to be subject to the exemptions available to emerging growth companies until such time as you are no longer a smaller reporting company. Please remove such disclosure as inaccurate.

Company response:  The Company has removed the referenced disclosure from page 7.

Use of Proceeds, page 10

10. For each of the columns of your tabular disclosure, please disclose the total amount of offering expenses and the resulting net proceeds.

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
August 5, 2013

Company response:  The Company has revised its disclosure on page 10 in compliance with this comment.

Dilution, page 11

11. Please revise your dilution calculations to use net proceeds after offering expenses. Refer to Item 506 of Regulation S-K.

Company response:  The Company has revised its disclosure on pages 11 and 12 in compliance with this comment.

12. Please revise your disclosure of net tangible book value per share before the offering of $.0005 to put the numbers in brackets, or clarify it as a negative number.

Company response:  The Company has put the referenced number in brackets.

13. Please provide support for the calculation of $.027 for the increase to present stockholders. It appears that the increase to present stockholders would be the difference between the net tangible book value per share before and after the offering.

Company response: The Company has changed the number $0.027 to $0.04, the difference between the net tangible book value per share before and after the offering.

Plan of Distribution, page 14

14. Elaborate on the manner in which the securities will be offered by Mr. Tsapaliuk, your sole officer and director. For example, clarify whether Mr. Tsapaliuk will solicit investors through direct mailings, exclusively through personal contact, or investment meetings. Provide us copies of any materials that Mr. Tsapaliuk intends to use to solicit investors. To the extent that the prospective investors will be signing a subscription agreement in connection with their investment, please ensure to file a copy of this agreement as an exhibit to the registration statement.

Company response:   The Company has added the following disclosure to page 14:

This is a self-underwritten offering, and Myroslav Tsapaliuk, our sole officer and director, will sell the shares directly to family, friends, business associates and acquaintances, with no commission or other remuneration payable to him for any shares he may sell.  There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer.

The Company has attached a Subscription Agreement as Exhibit 10.2 to the Form S-1.

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
August 5, 2013

15. Please revise your disclosure to address how you intend to comply with the applicable requirements of Regulation M as they apply to this offering. For guidance you may wish to refer to Staff Legal Bulletin No. 9 of the Division of Market Regulation available on the Commission’s website.

Company response:  The Company has added the requested disclosure to page 15.

In General, page 16

16. Disclosure indicates that Mr. Tsapaliuk, your sole officer and director, has agreed to loan you funds. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website.

Company response:  The Company has added “Description of Oral Contract by and Between Myroslav Tsapaliuk and UA Granite Corporation” as Exhibit 10.3 to the Form S-1.

Initial Focus of Our Business, page 16

17. You state that you plan to distribute your products in the United States even though your business is currently located overseas. Given this geographical distance, please disclose how you plan to engage in discussion with “prospective retailers of granite products,” what type of marketing and advertising activities you will be conducting which would be effective in the U.S. market, and to the extent that the sales person will be located in Ukraine, explain how he or she intends to interact with U.S. customers.

Company response:  The Company has added the following disclosure to page 16:  “Our marketing and advertising activities that we plan on conducting are advertising on the Internet, and our sales person located in Ukraine intends to interact with U.S. customers via e-mail, telephone and sample shipping.”

18. You state that your granite products are made “from natural granite of Ukrainian deposits.” Please expand your disclosure to provide investors an understanding of what Ukrainian natural granite deposits are, how they are measured and explored, and what the markets served by such deposits are.

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
August 5, 2013

Company response:

Characteristics of Granite as a Consumer Product, page 16

19. If you are using a report or study as support for the disclosures throughout this subsection, please identify the information source(s) serving as basis for your disclosure, including the year when the industry report/publication became available, and confirm, if true, that all market and industry data represent information that is generally available to the public and was not commissioned by you for use in the registration statement. If applicable, please provide us a copy of the report or study marked to highlight the information that you are using to support your disclosures in the filing. Otherwise, if this information is based upon management’s belief, please indicate that this is the case.

Company response:  The Company has added the requested disclosure to page 16.

20. Please revise your disclosure to provide a reasonable basis for the statement that “Granite is everlasting.”

Company response:  On page 16, the Company has revised its disclosure to change the text, “Granite is everlasting” to “Granite is a durable material.”

21. The meaning of the last sentence under “Granite is ecological (eco-friendly)” is unclear. For example, what benefit is obvious? What “principle of ‘dictum factum’ is absolutely realized”? Please revise your disclosure to remove conclusory statements, and establish an objective criterion when you describe the properties of your product.

Company response:  The Company has removed conclusory statements on page 17.

Our Products, page 17

22. Disclose how your retail pricing for your products will compare to that of competing products.

Company response:  The Company has added the following disclosure to page 19: “Our retail pricing for our products will not be lower than, and be approximately the same, as the prices of competing products.”

23. With respect to your supply agreement with LLC Ukr Stone, please indicate that there are no minimum purchase requirements as well as disclose the duration or term of the agreement.

Company response:  The Company has added the following disclosure to page 19: “Additionally, under the agreement, we are not obligated to purchase any minimum about of granite products, and the agreement has a term of two years, which expires June 3, 2015.”

24. Elaborate on your research relating to customs clearance of granite products into the United States from Ukraine.

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
August 5, 2013

Company response:  The Company has added the following disclosure to page 19:  “In the United States, imported Granite products from Ukraine have an import duty rate of 3.7% of the purchase price and a merchandise processing fee approximately $70 per shipment.”

Competition, page 19

25. Please revise your disclosure to provide some basis for your disclosure that you “expect to face medium to high level of resistance” when you enter the market by discussing what the U.S. market for similar products is, whether this market is depending on foreign imports, and to the extent known the percentage of foreign product sales in the U.S. market.

Company response:  The Company has removed the following disclosure from page 19:  “We expect to face medium to high level of resistance when we enter the market, where it will be up to our marketing efforts and negotiation skills to acquire new customers.”

Facilities, page 20

26. Disclosure indicates that Mr. Myroslav Tsapaliuk, your sole officer and director, provides your office space. Please disclose the company’s cost, if any, for use of the office space.

Company response:  The Company has added the following disclosure to page 20 “Use of the office space is donated by Mr. Tsapaliuk at no cost to the Company.”

Plan of Operation, page 21

27. Refer to the tabular disclosure on top of page 22. The narrative disclosure to footnotes (1) and (2) appears to be missing. Please revise your disclosures accordingly.

Company response:  The Company has removed the references to footnotes (1) and (2) on page 21.

Negotiation with Potential Customers (Distributors and Brokers), page 22

28. Given your lack of operating history and funding, please revise your disclosure to explain why established companies such as Home Depot and Lowes would engage in business with you at this time. Also, in light of your disclosure that several mid-sized retail and wholesale granite companies have expressed interest in your products, please revise to disclose how they have expressed such interest.

Company response:  On page 22, the Company has removed reference to Home Depot and Lowes and removed the following text ,“To date, several medium-sized retail and wholesale granite companies have expressed interest in our products.  We have contacted buyers from these companies and have engaged in discussion regarding supplying granite products.”

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
August 5, 2013

29. Disclosure that shipping samples to your main prospects should cost no more than $4,000 in expenses appears inconsistent with tabular disclosure that the cost of samples and shipping would range from $2,500 to $10,000 in the next 12 months. Please reconcile the disclosures.

Company response:  The Company has revised its disclosure on page 23, to change “$4,000” to “$10,000.”

Liquidity and Capital Resources, page 23

30. The statement in the second paragraph’s first sentence that “[b]ased on our current cash position, we will be able to continue operations for approximately 12 months, assuming we do not raise additional funding” appears inconsistent with the disclosure that follows and disclosures elsewhere in the registration statement. Please revise your disclosures accordingly.

Company response:  The Company has deleted the sentence “Based on our current cash position, we will be able to continue operations for approximately 12 months, assuming we do not raise additional funding,” on page 23.

Certain Relationships and Related Transactions, page 29

31. To the extent that Mr. Tsapaliuk may be considered a control person or a promoter of the company, expand your disclosure to comply with all material requirements of subparagraphs (c) and (d) of Item 404 of Regulation S-K.

Company response:  The Company has disclosed Mr. Tsapaliuk as a promoter of the Company on page 29.

Interests of Named Experts and Counsel, page 29

32. Include counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

Company response:  The Company has added counsel’s address has been added to page 29.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
     Thomas E. Puzzo